UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FINAL AMENDMENT

AETNA MULTI-STRATEGY 1099 FUND
(Name of Issuer)

AETNA MULTI-STRATEGY 1099 FUND
(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Terrance P Gallagher

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste 2000
Philadelphia, PA 19103-6996
(215) 988-2700

November 27, 2015
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $6,400,000.00                     (a) Amount of Filing Fee: $644.48 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.

(b)	Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $644.48

Form or Registration No.: SC TO-I

Filing Party: Aetna Multi-Strategy 1099 Fund

Date Filed: November 27, 2015

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[_]	going-private transaction subject to Rule 13e-3.

[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Aetna Multi-Strategy 1099 Fund

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on November 27, 2015 by Aetna Multi-Strategy 1099 Fund (the "Fund") in connection with an offer (the “Offer”) by the Fund to purchase up to $6,400,000 of shares of beneficial interest ("Shares") in the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on November 27, 2015.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on December 24, 2015.

2. Valuation Date of the Shares tendered pursuant to the Offer was March 31, 2016.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of March 31, 2016 in the amount of $224,995.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. One (1) Shareholder, whose tender was accepted for purchase by the Fund, did not tender their entire Units; therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid the Shareholder 100% of the Shareholders’ unaudited net asset value of the Shares tendered. A cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the account designated by such Shareholder in their Letter of Transmittal on April 29, 2016. One (1) Shareholder, whose tender was accepted for purchase by the Fund, tendered its entire Units in the Fund; therefore, pursuant to the promissory note issued to the Shareholder, the Fund paid to the Shareholder at least 95% of the Shareholder’s unaudited net asset value of the Shares tendered (the “Initial Payment”). The Fund will pay the Shareholder a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of March 31, 2016 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment was paid promptly after the completion of the Fund’s annual audit. An Initial Payment in the amount of at least 95% of the Shareholder’s unaudited net asset value of the Shares tendered was wired to the account designated by such Shareholder in their Letter of Transmittal on April 29, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AETNA MULTI-STRATEGY 1099 FUND

By: /s/ Mark Garber

Name: Mark Garber

Title: President

July 21, 2016